ICZOOM GROUP INC.

December 14, 2022

Mr. Donald Field
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 13 to Registration on Form F-1

Filed December 2, 2022

File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated December 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 13 to Registration on Form F-1

General

1.	We note your revised disclosure that you have updated the offering to include an over-allotment. We also note that revised Exhibit 107 lists additional registered securities. Please have legal counsels revise Exhibits 5.1 and 5.2 to cover and opine upon all registered securities.

Response: In response to the Staff’s comments, we filed the updated legal opinions from Cayman Islands counsel and U.S. securities counsel as Exhibit 5.1 and 5.2, respectively.

2.	Please expand your footnote to provide all the disclosures required by ASC 842-20-50-4,as applicable, for each income statement period presented or explain how you have complied with the guidance.

Response: In response to the Staff’s comments, we expanded the disclosures of Note 10- Leases on F-25 of the Registration Statement to provide the disclosures required by ASC 842-20-50-4, as applicable, for each income statement period presented.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

CC:	Arila Zhou, Esq. Robinson & Cole LLP

[signature page to the SEC response letter]

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen